Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

May 11, 2022

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: WidFit, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 20, 2022

File No. 333-263379

Dear Sir or Madam:

On behalf of our client, WidFit Inc., a Nevada corporation (the “Company”), we hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 2, 2022. Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on May 11, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Amendment No. 1 to Form S-1 filed April 20, 2022

Prospectus Summary

Certain Information about this Offering, page 5

1. We note your disclosure that you will receive $27,500 before expenses if 50% of the shares being offered are sold. Please reconcile this with your disclosure on page 14 that the gross proceeds from this offering will be $30,000 if 50% of the shares being offered are sold.

Company response: The Company has revised its disclosure on page 5 to change “$27,500” and “$30,000”.

Risk Factors

It will be extremely difficult to acquire jurisdiction..., page 10

2. Please revise your reference to your two officers and directors to clarify that Ms. Wely is your sole officer and director.

Company response: The Company has revised is disclosure on page 10 in compliance with the comment.

We may, in the future, issue additional common shares..., page 12

3. Your disclosure that you may issue up to an additional 72.7 million shares of common stock is inconsistent with your disclosure in this risk factor that you have 75 million shares of common stock authorized and that you have already issued 5 million shares of common stock. Please advise or revise.

Company response: The Company has revised its disclosure on page 12 to change “72,700,000” to “70,000,000”.

Use of Proceeds, page 14

4. You state on page 2 that the minimum amount of proceeds needed in order to have an operating business and to meet your reporting requirements is $15,000. However, on page

4 you state that a minimum of $10,000 is needed for your website to be operational and $30,000 is needed for browser development, initial marketing and promotion for commercial launch. Please explain these apparent inconsistences or revise your disclosures accordingly.

Company response: The Company has revised its disclosure on page 2 to change “$15,000” and “$30,000”.

Description of Business, page 19

5. We note your response to prior comment 7, however, you continue to refer to December

31, 2022 both here and elsewhere throughout the filing. Please revise.

Company response: The Company has revised its disclosure on pages 15, 19, 22 and 23 to change “2022” to 2021”.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

6. We note that you revised your disclosures in response to prior comment 11 to refer to the

ASC 606, however, the remainder of your disclosure appears to refer to terminology and recognition principles in ASC 605. Please revise and ensure that your disclosures appropriately address the guidance in ASC 606.

Company response: The Company has revised its disclosure on page F-7 in compliance with this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc: Megan Akst

Kathleen Collins

Austin Pattan

Jeff Kauten

Securities and Exchange Commission

Shahira Wely

Widfit Inc.